

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

> **Re: Jet.AI Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 14, 2024**
> **File No. 001-40725**

Dear Michael Winston:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, references to prior comments are to our May 10, 2024 comment letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Proposal 4 - The NASDAQ PROPOSAL, page 39

1. Please revise to clarify the number of shares that would be issued if the Series B, including the Series B subject to the Ionic Warrant, are fully converted and the percentage of common shares that would be held by Ionic. In this regard, please also revise to clarify whether you have sufficient common stock currently authorized and, if not, the consequence if your proposal to increase the authorized shares is not approved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Energy & Transportation

cc: Peter Waltz